Exhibit 99.1

Ur-Energy’s 2009 Lost Creek Drilling Program Resumes

Denver, Colorado (Marketwire – July 30, 2009) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or “the Company”) is pleased to announce the continuation of the 2009 drilling program at the Lost Creek Project.  Following a successful winter drilling program in the first quarter of 2009, the Company has returned to the field with three drill rigs to complete additional delineation drilling.

In 2008, the Company delineated Mine Unit #1 for engineering well field design.  During the first quarter of 2009, a limited drilling program was conducted to place seventeen (17) regional baseline and KM horizon test wells.  Many of those wells were subsequently utilized while conducting regional hydrology testing on the KM horizon in preparation of a future license/permit amendment to include the KM horizon as an approved mining formation.

The 2009 summer drilling program at Lost Creek commenced, as planned, on July 20. The program is focused on delineation of ISR recoverable uranium resources within the planned Mine Unit #2 area.  A detailed 200 drill-hole program has been designed to obtain the geologic and mineralization data necessary for mine planning within the HJ horizon in Mine Unit #2.  A secondary objective of the program is to continue to collect data from the underlying mineralized horizons (KM and N) for future production planning.

“Our plan is to have the first three mine units at Lost Creek delineated and fully designed for well installation and construction prior to the start of production in Mine Unit #1. That gives us the necessary time to obtain the permits for future production units,” said Harold Backer, Executive Vice President of Geology and Exploration. “Early delineation and planning are key to continued production at the desired rate of one million pounds per year at the Lost Creek Project.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Dani Wright-Jones, Manager, Investor/Public Relations 1-720-981-4588, ext. 242 1-866-981-4588 dani.wright@ur-energyusa.com	Bill Boberg, President and CEO 1-720-981-4588, ext. 223 1-866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g. production rates, timetables and methods at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and other necessary permits related to Lost Creek)  and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.